Filed by Criteo S.A. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Criteo S.A.
Commission File No.: 001-36153

The following excerpts relating to the intended redomiciliation are transcribed from the company’s Q1 2026 earnings call.

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Michael Komasinski: * * * Our redomiciliation to Luxembourg remains on track for completion in the third quarter, following strong shareholder support, and will enhance our strategic and financial flexibility. As a next step, we plan to pursue a subsequent redomiciliation to the U.S., which could occur as early as the first quarter of 2027, subject to applicable approvals and other conditions, to make Criteo easier to invest in, and better positioned for the future.

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Sarah Glickman: We expect a normalized tax rate of 27% to 32% under current rules, driven by our evolving revenue mix and certain one-time items related to our redomiciliation. * * *

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Sarah Glickman: We are pleased that our proposed redomiciliation to Luxembourg and direct listing are progressing as planned, following strong shareholder support. This is expected to enhance our flexibility for share repurchases by removing current structural constraints. We remain on track to complete the redomiciliation in the third quarter of 2026.

Looking ahead, we plan to pursue a subsequent redomiciliation to the United States as early as the first quarter of 2027, subject to applicable approvals and other conditions, with the objective of further broadening our access to U.S. capital markets.

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Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: failure related to our technology and our ability to innovate and respond to changes in technology including our use and expected use of AI, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, investments in new business opportunities and the timing of these investments, whether the projected benefits of acquisitions or strategic transactions, including the redomiciliation from France to Luxembourg (the “Conversion”) materialize as expected, uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies and related uncertainties (such as the imposition and enforceability of tariffs), the impact of competition or client in-housing, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith, our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties, failure to enhance our brand cost-effectively, recent growth rates not being indicative of future growth, client flexibility to increase or decrease spend, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, and the financial impact of maximizing Contribution ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results, changes in general political, economic and competitive conditions and specific market conditions, adverse changes in the advertising industry, changes in applicable laws or accounting practices, the Conversion not being completed, the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the Conversion, failure to list our shares on Nasdaq following the Conversion or maintain our listing thereafter, inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the Conversion, the disruption of current plans and operations by the Conversion, the disruption to the Company's relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders, the future financial performance of Criteo following the Conversion, including our anticipated growth rate and market opportunity, changes in shareholders' rights as a result of the Conversion, inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program in connection with the Conversion, difficulty in adapting to operating under the laws of Luxembourg, following the completion of the Conversion, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason, costs or taxes related to the Conversion, and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026, and in subsequent Quarterly Reports on Form 10-Q as well as future filings and reports by Criteo. Importantly, at this time, macro-economic conditions including inflation and fluctuating interest rates in the U.S. have impacted and may continue to impact Criteo's business, financial condition, cash flow and results of operations. Except as required by law, Criteo undertakes no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events, changes in expectations or otherwise.

Additional Information and Where to Find It

In connection with the proposed redomiciliation, Criteo filed with the SEC a Registration Statement on Form S-4 and a proxy statement/prospectus under Rule 424(b)(3) on January 22, 2026 that includes a proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and also constitutes a prospectus. The definitive proxy statement / prospectus was mailed to Criteo’s shareholders as of the record date established for voting on the proposed redomiciliation and the other proposals relating to the proposed redomiciliation set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the proposed redomiciliation. This communication is not a substitute for the registration statements, the proxy statement / prospectus or any other document that Criteo may file with the SEC with respect to the proposed redomiciliation (if and when available). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE PROPOSED REDOMICILIATION.

Shareholders are able to obtain copies of these materials and other documents containing important information about Criteo and the transaction free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed redomiciliation or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the proposed redomiciliation. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the proposed redomiciliation to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

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